ImmunoPrecise Antibodies Ltd. Divests Netherlands Facilities to AVS Bio to Accelerate Bio-Native AI Innovation

AUSTIN, TEXAS  – ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), a biotherapeutics company delivering advanced solutions in biologics and drug discovery, today announced the successful sale of its Netherlands-based subsidiary, ImmunoPrecise Antibodies (Europe) B.V. (“IPA Europe”), to AVS Bio for a total enterprise value of $12 million USD. AVS Bio, a portfolio company of Arlington Capital Partners, is a leading global provider of critical inputs and services for the bioprocessing and biologics industries. The transaction generated $11.7 million USD in net proceeds on a cash-free, debt-free basis.

This transaction marks a meaningful step in IPA’s strategic refinement—streamlining its operational footprint, strengthening its balance sheet, and allowing the Company to concentrate resources on its most impactful growth areas. The proceeds will support investment in scientific platforms, data-driven discovery technologies, and expansion of key strategic programs.

“This transaction delivers strong value to IPA and our investors,” said Dr. Jennifer Bath, President and CEO of ImmunoPrecise Antibodies Ltd. “It reflects our disciplined strategy to focus resources on our AI-based Software as a Service (SaaS) platform—where we’re combining scientific expertise with advanced technologies to accelerate modern biologics discovery. We’re proud of the business we’ve built in the Netherlands and confident it will continue to thrive under AVS Bio’s ownership.”

IPA’s global operations span biologics discovery, engineering, and characterization, supported by LENSai™, the Company’s proprietary platform powered by HYFT® multi-omics technology. LENSai helps unify and interpret complex biological data, enabling more integrated insights and smarter decisions across the discovery and development process. By harmonizing data across modalities, the platform supports faster identification of opportunities and reduces inefficiencies that typically slow biologics innovation.

The sale was conducted through a competitive, arm’s-length process. A 12-month Transition Services Agreement (TSA) will provide continuity across key functions during the transition. IPA holds no material ongoing relationship with AVS Bio or its affiliates beyond the scope of the transaction.

Edgemont Partners served as exclusive financial advisor to IPA.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) is a biotherapeutics company focused on the discovery and development of next-generation biologics. The Company combines scientific expertise with proprietary technologies—such as its LENSai™ platform—to accelerate drug discovery and improve decision-making across complex biological systems. IPA supports global partners in advancing novel therapeutics, diagnostics, and translational research.
For more information, visit www.ipatherapeutics.com.

About AVS Bio

Headquartered in Norwich, CT, AVS Bio is a global provider of specific pathogen-free (SPF) laboratory products and services that support the development and manufacture of vaccines, therapeutics, and biologics. The Company supplies leading manufacturers with critical bioprocessing inputs including SPF eggs, antigens, and antibodies, and also offers diagnostic testing and GMP support services. AVS Bio operates more than 20 facilities across North America and Europe and is a portfolio company of Arlington Capital Partners.
For more information, visit www.avsbio.com.

About Arlington Capital Partners
Arlington Capital Partners is a Washington, D.C.-area private investment firm specializing in government-regulated industries. The firm partners with founders and management teams to build strategically important businesses in the healthcare, government services and technology, and aerospace and defense sectors. Since its inception in 1999, Arlington has invested in over 175 companies and is currently investing out of its $3.8 billion Fund VI. For more information, visit Arlington’s website at www.arlingtoncap.com and follow Arlington on LinkedIn.

Investor Contact

Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.

AVS Bio & Arlington Capital Partners

Ryan FitzGibbon

Pro-arlington@prosek.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “potential,” or similar expressions, or by statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. These include, but are not limited to, statements regarding the anticipated benefits of the divestiture of IPA Europe, the Company’s strategic focus on its AI-native platforms, projected scalability and market adoption of its LENSai™ platform, and the impact of reinvestment into data-driven, biologics discovery technologies.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events and Company performance. Actual results could differ materially from those expressed or implied due to factors beyond the Company’s control, including: operational challenges in transitioning the divested business; execution risks related to AI-driven platform scaling; the pace and accuracy of scientific and technological innovation; changes in competitive dynamics within SaaS and biologics R&D markets; customer adoption rates; and shifts in economic, market, or regulatory conditions.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information about these and other risks and uncertainties is set out in the Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended April 30, 2025, available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar. If any of these risks materialize, the Company’s actual results, performance, or achievements could vary significantly from those currently anticipated.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.